SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                       Commission File Number       0-20355


                                Price/Costco,Inc.
             (Exact name of registrant as specified in its charter)


            999 Lake Drive, Issaquah, Washington 98027 (206) 313-8100

                        (Address, including zip code, and
                    telephone number, including area code, of registrant's principal executive offices)


     The Price Company - 6 3/4% Convertible Subordinated Debentures due 2001
            (Title of each class of securities covered by this Form)


  Common Stock, The Price Company - 5 1/2% Convertible Subordinated Debentures
   due 2012 and Costco Wholesale Corporation - 5 3/4 Convertible Subordinated
                               Debentures due 2002

                   (Titles of all other classes of securities
                     for which a duty to file reports under
                         section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      |X|                        Rule 12h-3(b)(1)(ii)    |_|
Rule 12g-4(a)(1)(ii)     |_|                        Rule 12h-3(b)(2)(i)     |_|
Rule 12g-4(a)(2)(i)      |_|                        Rule 12h-3(b)(2)(ii)    |_|
Rule 12g-4(a)(2)(ii)     |_|                        Rule 15d-6              |_|
Rule 12h-3(b)(1)(i)      |X|

Approximate number of holders of record as of the certification or notice date:
 None

Pursuant  to  the   requirements  of  the  Securities   Exchange  Act  of  1934,
Price/Costco, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                                     PRICE/COSTCO, INC.


DATE: January 3, 1997                              /s/ Richard A. Galanti
                                                   Richard A. Galanti,
                                                   Executive Vice President



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